Exhibit 99.15

2012 ANNUAL INFORMATION FORM

For the year ended December 31, 2012

April 3, 2013

BASIS OF PRESENTATION

The information in this AIF is as of April 3, 2013, unless otherwise stated or where information in documents incorporated by reference has a different date.

This AIF describes the Company and its operations, its prospects, risks and other factors that affect its business.

References to the “Company” in this AIF refer to Isotechnika Inc. (“Isotechnika”) prior to June 18, 2009 and to Isotechnika Pharma Inc. (“Pharma”) after June 18, 2009. Pharma is a successor to Isotechnika pursuant to a Plan of Arrangement completed on June 18th, 2009 pursuant to the provisions of the Business Corporations Act (Alberta).

All dollar figures are in Canadian dollars, unless stated otherwise.

FORWARD–LOOKING INFORMATION

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of the Company’s products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. These statements may include, without limitation, plans to fund the Company’s operations, statements concerning strategic alternatives and include partnering activities. These statements also may include, without limitation, summary statements relating to results of the voclosporin trials, plans to advance the development of voclosporin, plans to fund our current activities, statements concerning partnership activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, plans and objectives of management. This AIF contains forward-looking statements about the Company’s objectives, strategies, financial condition, and results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. It is important to know that:

•	Forward-looking statements in this AIF describe our expectations as of April 3, 2013;

•	Actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business;

•	We disclaim any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events or for any other reason.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this AIF could cause the Company’s actual results to differ significantly from those contained in any forward-looking statements.

Specifically, this AIF and the documents incorporated by reference in this AIF contain forward-looking information regarding:

•	The Company’s plan to continue the clinical development of voclosporin ;

•	The Company’s intention to seek regulatory approvals in the United States and Europe for voclosporin; and

•	The Company’s intention to seek additional corporate alliances to support the commercialization of our products.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	The need for additional capital in the immediate future for working capital and longer term to fund the Company’s development programs and the effect of capital market conditions and other factors on capital availability;

•	Difficulties, delays, or failures the Company may experience in the conduct of and reporting of results of its clinical trials for voclosporin;

•	Difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	Difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	Difficulties the Company may experience in completing the development and commercialization of voclosporin;

•	Insufficient acceptance of and demand for voclosporin;

•	Difficulties, delays, or failures in obtaining appropriate reimbursement of voclosporin; and/or

•	Difficulties that the Company may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of its products.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Isotechnika, founded in 1993, is a biopharmaceutical company that is focused on the discovery and development of immunomodulating therapeutics. The Company’s lead drug, voclosporin, is a calcineurin inhibitor and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. It is being investigated for the prevention of kidney rejection following transplantation, for the treatment of lupus and for ophthalmic diseases such as uveitis and dry eye syndrome. As a result, voclosporin can be considered a drug useful for several potential indications. In the future, voclosporin could also be tested for additional transplantation indications including liver and heart.

CORPORATE STRUCTURE

Isotechnika Pharma Inc. is headquartered in Edmonton, Alberta, Canada. The head office of the Company is located at 5120 – 75th Street, Edmonton, Alberta T6E 6W2. Isotechnika Pharma Inc. is incorporated pursuant to the Business Corporations Act (Alberta). As of January 1, 2011, the Company amalgamated with its only active operating wholly–owned subsidiary, Isotechnika Labs Inc. Isotechnika Labs Inc. was incorporated pursuant to the Business Corporations Act (Alberta). The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, and its common shares are listed and posted for trading under the symbol “ISA” on the Toronto Stock Exchange. The Company’s primary business is the development of therapeutic drugs.

GENERAL DEVELOPMENT OF THE BUSINESS AND RECENT DEVELOPMENTS

RECENT CORPORATE DEVELOPMENTS

The Company and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) on February 5, 2013 signed a Binding Term Sheet (“Term Sheet”) for the merger of the two companies, creating a clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia is a spin-out from Vifor Pharma (“Vifor”). The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for $915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively. In addition, Isotechnika and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, and other regions of the world, outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the new company reaching certain financing milestones. ILJIN will also own 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing a minimum of $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet. The merged entity is expected adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

Aurinia has used and benefited from the ALMS dataset to develop and adequately power a new study in which voclosporin will be layered on top of standard of care in a multi-target approach to treating lupus nephritis. It is the Company’s belief that this combination has the potential to rapidly and significantly improve patient outcomes. The consolidation of the intellectual property of these two companies ensures that this significant market opportunity is well protected and provides a powerful platform to create true stakeholder value.

2012 CORPORATE DEVELOPMENTS

PRIVATE PLACEMENT FINANCING

The Company, in the fourth quarter of 2012, pursuant to a non-brokered private placement comprised of two tranches raised proceeds of $758,000 by the issuance of 18,950,000 units at a price of $0.04 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of two years from the closing dates. No commissions or finder’s fees were paid. The fair value attributed to the warrants was $244,000 with $514,000 attributed to the common shares issued.

ILJIN LIFE SCIENCE CO., LTD.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5 million. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19.88 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.51 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.38 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result of the Company terminating the DDLA with ILJIN the remaining deferred revenue balance of $4.4 million was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties.

In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still subsisted. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision.

In January of 2013, ILJIN formally notified Isotechnika and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration arising from the Development, Distribution and License Agreement.

Subsequent to the year end, the Company, ILJIN and Aurinia entered in to a definitive tripartite settlement agreement whereby the DDLA will be terminated as more fully discussed in the “Recent Corporate Developments’ section above.

LUX BIOSCIENCES, INC.

On May 24, 2006 Isotechnika Inc. signed a Distribution and License Agreement (“DLA”) with Lux Biosciences Inc. granting Lux worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases. Under the terms of the agreement, Lux made an upfront payment, is paying for the costs of clinical trials, and is supposed to make further payments upon achieving specific milestones. Assuming all development milestones were to be achieved, the potential amount of this deal would be US$32.7 million plus future royalties. Isotechnika Inc. received an upfront payment of $3.32 million (US$3.0 million) upon signing the agreement. Lux would also pay royalties based on a percentage of net sales if the drug receives regulatory approval. Lux is responsible for the clinical development, registration, and marketing of voclosporin for all ophthalmic indications. Regulatory approvals in the U.S. and Europe, of the first indication, would have triggered milestone payments of US$7.20 million and US$3.60 million, respectively, to the Company. Lux has been investigating voclosporin (branded Luveniq™) for the treatment of uveitis and dry eye syndrome.

In February, 2010, Lux filed a New Drug Application (“NDA”) with the FDA and a Marketing Authorization Application (“MAA”) with the European Medicines Agency (“EMA”) for voclosporin for the treatment of non-infectious uveitis.

In August, 2010, Lux received a Complete Response Letter (“CRL”) from the FDA regarding their NDA for voclosporin. A CRL is issued by the FDA when the review of a file is completed and questions remain that prevent the approval of the NDA in its current form. The FDA requested additional information and recommended that an additional clinical trial be conducted in order to consider future approval of voclosporin for this indication.

In February, 2011, Lux commenced the required additional pivotal Phase 3 trial. The study was a 6-month randomized trial of voclosporin versus placebo in 150 patients in North America and Europe with active non-infectious intermediate, posterior, or pan-uveitis.

In March, 2010, the EMA validated the MAA and the dossier was distributed to members of the Committee for Medicinal Products for Human Use (“CHMP”) for formal review. On June 27, 2011 the Company announced that Lux appealed the EMA’s decision not to approve voclosporin as a treatment for noninfectious uveitis involving the intermediate or posterior segments of the eye.

In late December of 2012 the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint of change from baseline in vitreous haze at 12 weeks or at the time of treatment failure, if earlier. As a result, the Company is uncertain as to whether Lux will proceed with the development of voclosporin for ophthalmic diseases under this license. The Company also does not expect Lux to move forward with its submission of regulatory approval applications for non-infectious uveitis in the United States and Europe. Without submission of these regulatory approval applications by Lux and regulatory marketing approvals the Company will not receive the milestone payments noted above.

THE COMPANY’S DRUG DEVELOPMENT PROGRAMS

(A)	VOCLOSPORIN

Voclosporin, Isotechnika’s lead drug, belongs to a class of drugs called Calcineurin Inhibitors (“CNIs”), the cornerstone of therapy for the prevention of organ transplant rejection. This drug class includes two currently available drugs, cyclosporine and tacrolimus. Worldwide sales of CNIs in 2010 were approximately US$3 billion. Importantly, voclosporin is the only novel CNI in development which means limited future competition in the CNI class. Voclosporin is also the only CNI with chemical composition patent protection. Chemical composition patents for both cyclosporine and tacrolimus have expired. Furthermore, leading experts in the transplantation field have been increasingly outspoken about the important role of CNIs to prevent transplant rejection. Approximately 95% of all transplant patients are discharged from hospital with lifelong CNI therapy.

Voclosporin has successfully completed comprehensive phase 2a and 2b renal transplant clinical programs in which it demonstrated safety and efficacy. Since tacrolimus is the more commonly used CNI, transplant physicians are looking for a drug that is equivalent in efficacy to tacrolimus, yet offering a better side effect profile, ease of dosing and the ability to reach targeted blood concentrations for therapeutic drug monitoring (“TDM”). In a phase 2b trial versus tacrolimus, voclosporin showed (i) similar efficacy, (ii) a wider therapeutic window, and (iii) lower incidence of new onset diabetes after transplant (“NODAT”), in the proposed target therapeutic range.

One of the most important key benefits of voclosporin over tacrolimus is the markedly reduced incidence of NODAT. This new-onset, drug-induced diabetes is difficult to manage, significantly adds to overall healthcare costs, and greatly compromises the life-saving benefit of a transplant by causing increased organ rejection, morbidity and death. NODAT is an important concern with tacrolimus. The literature indicates that, on average, patients with NODAT lose their transplanted organ 3 years earlier, have a 23% increase in death after 5 years post transplant, and costs the medical system an additional $12,000 per year when compared to patients without NODAT. The data suggests that voclosporin can provide a superior profile versus tacrolimus on this key issue, as well as cause less diarrhea and sustained tremors (neurotoxicity). Furthermore, the clear relationship between blood concentrations of voclosporin and clinical outcomes is another distinct advantage as it should enhance ease of dosing and monitoring for both physicians and patients. This latter advantage relates to the pharmacokinetic-pharmacodynamic (PK-PD) properties of voclosporin. Greater PK-PD predictability is a key advantage of voclosporin over the other two CNIs.

The phase 3 program for transplant would consist of two clinical trials, each enrolling approximately 600 new kidney transplant patients. One trial will be conducted primarily in the United States and Canada, while the second trial will enroll patients primarily in Europe. The trials aim to demonstrate non-inferiority in a composite endpoint, primarily driven by biopsy proven acute rejection (“BPAR”), compared to tacrolimus. A key secondary endpoint will be the incidence of NODAT, as well as the overall safety and tolerability of voclosporin relative to tacrolimus.

The Company, in October 2011, received positive Scientific Advice (“SA”) from the European Medicines Agency (“EMA”) on the proposed phase 3 clinical trial protocol for voclosporin. Receipt of positive Scientific Advice ensures a clear regulatory path forward in the European Union. In March, 2012 the Company received an agreement letter from the United States Food & Drug Administration (“FDA”) on a Special Protocol Assessment (“SPA”) for the planned Phase 3 trial.

In the fourth quarter of 2012 the Company received permission (Investigational New Drug. “IND”) from the U.S. Food and Drug Administration (“FDA”) to commence the first of two planned phase 3 kidney transplant trials for its lead product candidate, voclosporin. These regulatory events mark significant steps for the Company on the path to initiate final testing of voclosporin to prevent kidney transplant rejection.

Alongside the regulatory and clinical preparations, another key process step requires having active pharmaceutical ingredient (“API”) ready to be formulated into soft gelatin capsules and then administered to patients. A new batch of voclosporin API was ordered from the manufacturer in 2011. The manufacturing process was completed in April, 2012 upon the Company receiving a Certificate of Analysis indicating that the API met specifications. The Company in the third quarter of 2012 completed the process of encapsulating the API and packaging the capsules for clinical supply.

Financing Initiatives

The costs of the clinical trials are estimated to be in the range of $27.5 million to $30 million for each of the two renal transplant trials. The Company has been pursuing opportunities to fund the trials through strategic partnerships and/or equity financing. One of the difficulties encountered in raising these funds by issuing equity from Treasury is the Company’s current low market capitalization. Raising the entire approximately $30 million for one trial is dilutive to current shareholders and raising the funds for the two required pivotal phase 3 trials is highly dilutive and difficult to achieve. Licensing voclosporin for the transplant indication is therefore a preferred pathway. However, as ILJIN currently has the rights to commercialize voclosporin in the US and most of the rest of world (ROW), including Asia-Pacific (excluding China, Hong Kong and Taiwan), the global transplant rights are unavailable to a new potential licensee. This is one of the reasons for the Tripartite Agreement Settlement between Isotechnika-ILJIN-Aurinia. A return of the rights and license for the ILJIN territories for voclosporin would enhance the Company’s ability to seek a global licensing partner to further the development and commercialization of voclosporin transplantation.

Another reason for the Tripartite Agreement is so that the rights associated with the intellectual property (IP) would be consolidated back into a single corporate entity, post-merger with Aurinia. By having the consolidated rights held by a single entity, the need for sophisticated sales tracking methodology and cross-field sales would be obviated. The indication split between transplantation and lupus nephritis would be contained within one company. By obtaining the rights and license back for the ILJIN territories and by limiting cross-indication splitting, the Company believes it is optimizing its chances of successfully attracting a global development and commercialization partner for transplantation.

Post-merger with Aurinia, it is believed that the Company would be in a good position to raise needed funding for a lupus nephritis trial, as: 1) a lupus nephritis trial is less expensive than a renal transplant trial (and therefore less dilutive); 2) consolidating the voclosporin rights into one company increases the chances of successfully raising the needed capital; and 3) cross-indication sales tracking is less problematic. It is for these reasons and the preceding considerations that it is believed the best course of action at present is to complete the Tripartite Agreement between Isotechnika-ILJIN-Aurinia, and to complete the merger/acquisition of Aurinia by Isotechnika. The Company, therefore, believes it is prudent to raise sufficient capital for a lupus nephritis trial, while being opportunistic where possible with the transplantation indication. For reasons already stated, the Company may likely pursue a development and commercialization partner that has a more broad interest in nephrology, as opposed to purely one indication or the other.

Lupus Nephritis (LN) indication

The Lupus Foundation of America (LFA) estimates that ~1.5 million people in the US and up to 5.0 million people worldwide suffer from Systemic Lupus Erythematosus (SLE). Of these patients, 40-50% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN. Using Vifor/Aspreva diagnosis calculations generated from multiple longitudinal data sources, we estimate that the number of diagnosed patients with SLE in the Unites States is ~500,000. Of these, ~200,000 are suffering from LN.

Based on the work performed by the Aspreva/ Vifor lupus team, publications of the ALMS data has appeared in several respected journals. These publications include those published in the New England Journal of Medicine and the Journal of the American Society of Nephrology, which has established CellCept© mycophenolate mofetil (MMF) as the standard of care for the treatment of LN. This evolving use of CellCept© as a treatment option has allowed the lupus market to evolve into an attractive and mature market opportunity. In 2011 over 125,000 patients were being treated with CellCept© in the United States alone for their lupus symptoms. This represents a very mature market which the Company plans to exploit.

Despite that fact that CellCept© is the current standard of care for the treatment of LN, it remains far from perfect with only ~5-20% (depending on how measured) of patients on therapy actually achieving disease remission after 6 months of therapy. Data suggest that an LN patient who does not achieve rapid disease remission in response to therapy is more likely to experience renal failure or require dialysis at 10 years (Chen et al). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. Additionally, a recent syndicated report published by BioTrendsTM has shown that if a LN patient is receiving CellCept© they still experience, on average, 1.7 clinical exacerbations of disease per year. This would suggest that the majority of patients in the US suffering with LN are inadequately treated. The Company believes that the addition of voclosporin to the standard of care will significantly improve patient outcomes.

(B)	NICAMs

The Company has discovered a portfolio of non-immunosuppressive cyclophilin antagonist molecules (“NICAMs”) Cyclophilin binding has garnered considerable attention as a novel therapy in the treatment of a wide range of diseases including Hepatitis C, stroke, and chronic neurological disorders such as Parkinson’s, Lou Gehrig’s, and Alzheimer’s. Cyclosporine A is a well-known cyclophilin binder, however its additional strong binding to calcineurin results in powerful immunosuppression and limits its therapeutic potential to transplantation and various autoimmune disorders. NICAMs do not bind to calcineurin, yet retain the ability to inhibit various cyclophilins. This program is in an early stage of development and will require additional funding to continue to advance its development.

In February, 2010, the Company signed an agreement with National Research Council’s Industrial Research Assistance Program (“NRC-IRAP”) whereby the NRC provided a non-repayable contribution of $237,000 for the period to August 31, 2011 to assist the Company to conduct specific research activities related to the Company’s NICAMs program.

In April, 2012 the Company announced the signing of a three year Non-Clinical Evaluation Agreement with the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the U.S. National Institutes of Health (“NIH”). Pursuant to the agreement, NIAID-funded contractors will evaluate the Company’s portfolio of NICAMs as anti-viral agents.

Isotechnika’s NICAM portfolio will be tested through NIAID’s preclinical services program for use in biodefense and against emerging infectious disease threats including Hepatitis C, Herpes viruses, Corona viruses (including SARS), Poxviruses (cowpox), Yellow Fever, West Nile, Dengue and Papillomavirus.

The Company, in July 2012, received approval for additional funding from the NRC-IRAP for a project which extends Isotechnika’s research into the use of NICAMs for reducing ischemia-reperfusion injury, the major disease mechanism that occurs in heart attacks, strokes, and other traumatic events involving impaired blood flow to vital organs. A second project received grant approval from the NRC-IRAP program in November 2012 for the identification and evaluation of NICAMs as inhibitors of replication in infectious disease. The Company is to receive the NRC contribution over a period of approximately four months.

In November, 2012 the Company also received positive results from the first round of screening of its portfolio of NICAMs through the contract testing laboratories of NIAID. Several NICAM compounds have been found to be highly active in primary in vitro assays against a number of important viruses including Hepatitis C virus, Human Papillomavirus, Human Cytomegalovirus and Varicella-Zoster virus (causative agent of shingles). Some of the compounds are currently undergoing secondary level in vitro testing, through NIAID’s contract testing laboratories, towards selection of lead drug candidates for preclinical development.

In December 2012, the Company received positive anti-hepatitis C virus (“HCV”) results from the second round of in vitro testing of its NICAMs. Contractors funded by NIAID carried out the testing.

Several NICAM compounds were tested for cross genotype activity using quantitative polymerase chain reaction in HCV replicons, as well as combinatorial effects with alpha interferon using a luciferase reporter assay. Results demonstrate that the NICAMs are highly active (low nanomolar potency) against HCV genotypes, 1 and 2, which represent approximately 85% of the HCV infections globally. Direct-acting HCV anti-viral drugs currently on the market are approved only for genotype 1 infections. Testing also revealed that the NICAM compounds acted synergistically with alpha interferon, the current standard of care treatment, in reducing viral activity. The presence of synergistic activity means that significantly lower drug doses may be possible, thereby limiting the adverse events associated with interferon treatment. These findings support the view that NICAMs will broaden the therapeutic treatment window by complementing other classes of HCV drugs in development.

THREE YEAR HISTORY

The Company, in 2011 and prior years, had signed licensing agreements and partnerships to further the advancement of its lead drug, voclosporin as noted below:

(A)	VIFOR (INTERNATIONAL) AG

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharmaceuticals Inc (“Aurinia”).

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia. Aurinia issued the Company a share certificate representing 10% of the common shares of Aurinia. Aurinia had the option of granting the Company these shares or $592,000 in cash (US$600,000).

See the section “Current Corporate Developments” earlier in this document for an update regarding this license.

(B)	ILJIN LIFE SCIENCE CO., LTD.

Effective January 28, 2011 the Company completed a Development, Distribution and License Agreement (“DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin.

The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

The Company received a $4.51 million (US$4.5 million) license fee and the first private placement tranche of $2.38 million (US$2.37 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares to ILJIN pursuant to the subscription agreement for securities.

According to the terms of the DDLA, ILJIN was required to further purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million and pay US$500,000 as the final license fee on or before January 28, 2012.

The significant terms of the DDLA agreement, at the time the agreement was signed on January 28, 2011, were as follows:

The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the ILJIN Territories. The Company retains the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive total license fees of US$5.0 million. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds to the Company of US$19.87 million in three tranches pursuant to the terms of a share subscription Agreement.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection.

The Company was to be responsible for commercialization of voclosporin, directly on its own in the United States and other countries of the ILJIN Territories as decided between the Company and ILJIN through the JSC by unanimous vote, and was not to sublicense any right to commercialize voclosporin in the United States and other countries of the ILJIN Territories to any third party without the permission of the JSC by unanimous vote. The detailed responsibilities and obligations of the Company related to such commercialization of voclosporin were to be determined through the JSC by unanimous vote. In other countries of the territory in which the Company was not directly responsible for commercializing voclosporin as indicated in the paragraph above, ILJIN was to be responsible for commercialization of voclosporin in these countries, either directly or through sub-licensees.

With respect to the sales and other similar revenues obtained by either the Company or ILJIN, by directly distributing and selling licensed products to any third party for use in the ILJIN Territories, the Company and ILJIN was to share net profit derived from such commercialization of voclosporin in the proportion of fifty percent (50%) of net profit to the Company and fifty percent (50%) of net profit to ILJIN.

With respect to the royalties, commercial milestone payments and other similar consideration received by ILJIN from its sub-licensees, inside the ILJIN Territories, upon obtaining any marketing approval required in such country within the ILJIN Territories for the sale of voclosporin, ILJIN was to receive fifty percent (50%) and the Company was to receive fifty percent (50%) of such royalties, commercial milestone payments and other similar consideration received by ILJIN.

See the sections “Current Corporate Developments” and “2012 Corporate Developments” sections earlier in this document for the 2012 and subsequent update regarding the ILJIN DDLA.

(C)	3SBIO, INC.

The Company and 3SBio, Inc., (“3SBio”), a China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, on August 23, 2010, completed a Development, Distribution and License Agreement for voclosporin. Under the terms of the agreement, the Company granted 3SBio exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong and Taiwan, excluding ophthalmic indications and medical devices which were previously licensed to Lux and Atrium, respectively. 3SBio will be responsible for the clinical development, registration and commercialization of voclosporin in China. The Company will also receive ongoing royalties based on sales of voclosporin by 3SBio. The Company will provide, under separate agreement, commercial supply to 3SBio on a cost-plus basis.

The transaction with 3SBio consisted of a non-refundable licensing fee of $1.58 million (US$1.5 million) and a convertible debenture of $4.73 million (US$4.5 million). The licensing fee was recorded as deferred revenue of $1.58 million upon closing of the transaction on August 23, 2010.

The Company issued a three-year convertible debenture in the amount of $4.73 million with an interest rate of 7% payable semi-annually to 3SBio. Under the terms of the debenture, the Company had the option to pay interest in cash or to issue new shares at the prevailing price when the interest was payable while 3SBio had the right to convert the debenture at any time into common equity of Isotechnika at a conversion price of $0.155 per share. The convertible debenture was secured by any payment obligations that 3SBio had to the Company for royalties under the Development, Distribution and License Agreement.

Under the notice to convert, 3SBio converted $2.02 million (US$1.92 million) of the convertible debenture into common shares pursuant to the conversion terms provided by the debenture certificate on September 2, 2010. The Company issued 13,000,000 common shares at $0.155 per common share to 3SBio. On November 12, 2010, 3SBio converted the remaining amount of the convertible debenture with the Company issuing a total of 16,734,877 common shares. The Company also issued an additional 1,000,000 common shares to 3SBio allocated as follows: 149,238 common shares for interest earned to the date of the conversion and 850,762 common shares as an early incentive to convert the debenture into common shares.

On June 28, 2012 the Company announced that 3SBio received approval from the State Food and Drug Administration (“SFDA”) to conduct a multi-center phase 3 trial of voclosporin in China. According to the approved protocol, this will be a phase 3, randomized, multi-center, concentration-controlled and comparison study in kidney transplant patients. Patient enrollment has been delayed by 3SBio pending commencement of Isotechnika’s Phase 3 kidney transplant trial.

(D)	LUX BIOSCIENCES, INC.

See the section “2012 Corporate Developments” earlier in this document for the 2012 update regarding Lux together with the three-year history.

(E)	PALADIN LABS INC.

On June 18, 2009 the Company completed a Plan of Arrangement transaction with Paladin Labs Inc. (“Paladin”). This Plan of Arrangement has been amended various times and includes the following amendments.

Amendment of the Plan of Arrangement with Paladin on January 31, 2012

The last amendment dated January 31, 2012 included the return of the Development and Licensing agreements with Lux and Atrium to the Company. Paladin’s economic interest in these licensing agreements has been reduced from 12% to 10%. Additionally, the Company has been granted a license to Canada, Israel and South Africa (“Paladin Territories”) to the extent necessary to allow the Company to fulfill its obligations under its agreements with Lux and Atrium.

As a result of the various amendments, including the last amendments made on January 31, 2012, the following highlight the current economic terms of the agreements with Paladin:

•	The ownership and rights in and to all voclosporin patents and patent applications (with the exception of the Canada, Israel and South Africa patents and patent applications) belong to the Company.

•	The Development and Licensing agreements with Lux and Atrium are back directly with the Company. Paladin will receive 10% of all royalties, milestones and other consideration paid to the Company in relation to these agreements.

•	Paladin has the rights to market, sell, and distribute voclosporin in the Paladin Territories and is required to make payments to the Company equal to: (i) 20% of net sales, if any, in the Paladin Territories, less manufacturing costs until June 18, 2016; and (ii) 20% of net royalties received from third party sales, if any, in the Paladin Territories until June 18, 2016.

•	Paladin will receive 2% of any milestone payments, development payments, royalties, net profit splits paid to the Company, related to voclosporin transplant and autoimmune indications, excluding ophthalmic diseases which are licensed under the Lux agreement.

•	The Company shall have the option at its sole discretion to purchase Paladin’s remaining interests in voclosporin exercisable at any time in the year 2018 and at a price to be determined through good faith negotiations between Paladin and the Company utilizing a third-party independent valuation.

•	Paladin retains all of its current third party manufacture and supply contracts until December 31, 2014. However, Third Party Licensees and their respective sub-licensees, of the Company will not be required to purchase voclosporin API from Paladin. The Company will make all commercially reasonable efforts to enter into Supply Contracts with all third party licensees and their sub-licensees to supply voclosporin API and voclosporin finished product for both clinical and commercial supply.

In the fourth quarter of 2010, Paladin submitted a New Drug Submission to the Canadian regulatory authority to request approval for the use of voclosporin in the treatment of psoriasis in Canada. Subsequent to December 31, 2011, given the estimated costs to further advance the regulatory submission for voclosporin for the treatment of psoriasis in the Canadian marketplace, Paladin decided to withdraw its New Drug Submission at Health Canada. Paladin, through its agreement with the Company continues to advance the clinical development program for voclosporin as an immunosuppressant in transplant patients.

Amendment of the Plan of Arrangement with Paladin with an effective date of January 28, 2011

Pursuant to the Plan of Arrangement, Paladin held the patents and patent applications relating to voclosporin, third party manufacturing and supply contracts, the right to develop voclosporin in certain countries and the right to supply the Company with its required bulk voclosporin. In order to support the proposed transaction with ILJIN, Paladin agreed to amend those agreements in order to transfer to the Company certain ownership and rights in and to all voclosporin patents and patent applications and Paladin held voclosporin know-how and improvements to voclosporin as of January 28, 2011. Paladin also sold 12,500,000 common shares of Isotechnika Pharma to ILJIN for $3.25 million at closing.

Key elements of the amendments were as follows:

The ownership and rights in and to all voclosporin patents and patent applications (with the exception of Canada, Israel and South Africa patents and patent applications), Paladin held voclosporin know-how and improvements to voclosporin, were transferred to the Company by Paladin.

Paladin transferred the rights to market, sell, and distribute voclosporin in Central and South America and Mexico. Paladin retains the rights to Canada, South Africa and Israel and is to make payments to Isotechnika equal to 20% of net sales, (previously 30%) in these three territories, less manufacturing costs, for a period of seven years.

Paladin will receive 2% of the commercial milestone payments, development payments, royalties, net profit splits and other consideration received by the Company for commercialization of voclosporin in the fields of transplant and autoimmune indications, whereas previously under the original License Agreement with Paladin, the Company was to pay Paladin royalties of 12% on its future revenue in the Isotechnika territories which included the United States, Europe, and Asia. Paladin retains its right to 12% of all royalties, milestones and other consideration paid to the Company in relation to the Lux Distribution and License Agreement and the Atrium License and Supply Agreement. Paladin also gave up all rights of first negotiation over any products or applications derived from or related to NICAMs developed by the Company.

The Company paid Paladin $750,000 to purchase the patents and patent applications and $250,000 as consideration for Paladin surrendering the rights to the territories of Mexico, Central America and South America that Paladin previously held.

The Parties amended the Plan of Arrangement to delete the commitment by Paladin to pay a one-time success fee of $400,000 to the Company upon successful screening acceptance of the Canadian NDS for voclosporin for the proposed treatment of psoriasis.

The Parties also amended the Plan of Arrangement to delete the commitment by Paladin to make a payment equal to 25% of the 2010 Net Sales to a maximum of $350,000 payable on January 31, 2011 as the final payment for the purchase of the Isodiagnostika royalty stream. As a result, the $350,000 which had been recorded as a receivable from Paladin was reclassified to deferred transaction costs on the balance sheet at December 31, 2010. The remaining amount of deferred transaction costs ($79,000) at December 31, 2010 represent deferred professional and other fees incurred related to the ILJIN transaction.

Plan of Arrangement completed with Paladin in 2009

On June 18, 2009 the Company completed a Plan of Arrangement transaction with Paladin. This Plan of Arrangement has subsequently been amended, effective January 28, 2011, as more fully discussed above. The terms of the original Plan of Arrangement are discussed below.

As a result of the Plan of Arrangement, Paladin acquired 100% of Isotechnika Inc. (“Inc.”) and also owned 19% of a newly created company, Isotechnika Pharma Inc. (“Pharma”). Previous shareholders of Inc. exchanged all of their shares in Inc. for shares in Pharma and subsequent to the issuance of Pharma shares to Paladin owned the remaining 81% of Pharma. Pharma maintained a listing on the Toronto Stock Exchange and continued the business of Isotechnika Inc., subject to certain changes as described below.

The Plan of Arrangement provided Pharma with gross proceeds of $7.0 million upon completion of the Plan of Arrangement and a total of $3.95 million in research and development payments for the period, June 19, 2009 to June 30, 2010.

Key elements of the Plan of Arrangement and the related collaboration agreements were as follows:

•	Issuance of 19% of the outstanding common shares of Pharma and disposition of assets of Inc. as described in the Plan of Arrangement for consideration of $7.0 million. The consideration received was allocated to the shares issued to Paladin ($3.74 million) based on the fair value of the shares, with the residual amount ($3.26 million) allocated to those assets disposed in the Plan of Arrangement. Transaction costs to complete the Plan of Arrangement totalled $922,000. Transaction costs of $398,000 were applied against the Gain on disposal of assets, while $524,000 of transaction costs were allocated to share issue costs. The asset sale resulted in a net gain of $2.35 million which was recorded in other income in 2009.

•	Paladin obtained the rights to market, sell, and distribute voclosporin in Canada, Israel, Central and South America, South Africa and Mexico, (“Paladin Territories”) and was required to make payments to Pharma equal to: (i) 30% of net sales, if any, in the Paladin Territories, less manufacturing costs, for a period of seven years; and (ii) 20% of net royalties received from third party sales, if any, in the Paladin Territories for a period of seven years.

•	Under a License Agreement, Pharma owned the commercialization rights to voclosporin in the rest of the world, including the United States, Europe, Japan and Asia, (“Pharma Territories”) and was to pay Paladin royalties of 12% on its future revenues, if any, in the Pharma Territories.

•	In addition to acquiring voclosporin, Paladin obtained the Diagnostic business of Isotechnika, however, Pharma was to receive payments equal to 88% of the net profit from the sale of any Helikit product for a period of seven years.

•	Pharma retained, in substance, the economic benefit and obligations related to the Lux and Atrium licensing agreements, and will receive an amount equal to 88% of any revenues derived from these licensing agreements, including future milestone payments.

•	Virtually all of the tax attributes of non-capital losses, scientific research and development expenditures and investment tax credits of Isotechnika Inc. were disposed.

As the transfer of business assets, liabilities and operations from Isotechnika Inc. to Pharma represented a transaction with no substantive change in shareholder ownership, the transaction has been accounted for using the continuity of interest method. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed by Pharma have been recorded at their carrying values as reported by Isotechnika Inc. immediately prior to the closing of the Plan of Arrangement.

The future income tax benefits of Isotechnika Inc.’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the closing of the Plan of Arrangement were no longer available to Pharma as a result of the completion of the Plan of Arrangement. Therefore, the gross future income tax assets related to these Canadian tax pools were reduced to approximately $2.5 million, with a corresponding reduction in the related valuation allowance. See also the Material Contract section of this document for discussion of the specific Paladin agreements.

REVENUE AND DEFERRED REVENUE

The Company’s primary business is the development of therapeutic drugs.

Revenue is composed of:

	2012 $	2011 $
Licensing revenue
Aurinia	62	—
3SBio	132	132
Lux	60	74
ILJIN	4,402	103

	4,656	309
Research and development revenue
Paladin	111	131

Contract services	59	61
Other	1,300	446

	6,126	947

	(a) Aurinia $	(b) 3SBio $	(c) Lux $	(d) ILJIN $	(e) Paladin $	Total $
At January 1, 2011	—	1,545	866	—	630	3,041
Deferred licensing fee received	—	—	—	4,505	—	4,505
R&D revenues recognized	—	—	—	—	(131)	(131)
Licensing revenue recognized	—	(132)	(74)	(103)	—	(309)

At December 31, 2011	—	1,413	792	4,402	499	7,106
Current portion – December 31, 2011	—	(131)	(61)	(943)	(111)	(1,246)

Long-term portion – December 31, 2011	—	1,282	731	3,459	388	5,860

At January 1, 2012	—	1,413	792	4,402	499	7,106
Deferred licensing fee received	592	—	—	—	—	592
R&D revenues recognized	—	—	—	—	(111)	(111)
Licensing revenue recognized	(62)	(132)	(60)	(4,402)	—	(4,656)

At December 31, 2012	530	1,281	732	—	388	2,931
Current portion – December 31, 2012	(35)	(131)	(61)	—	(111)	(338)

Long-term portion – December 31, 2012	495	1,150	671	—	277	2,593

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

(a)	Licensing and Collaboration Agreement with Aurinia Pharmaceuticals Inc.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor, the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications. The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharmaceuticals Inc (“Aurinia”).

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia. Aurinia issued the Company a share certificate representing 10% of the common shares of Aurinia. Aurinia had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia approximated $592,000 and therefore recorded the value of the investment in Aurinia shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Deferred revenue has been amortized into licensing revenue as the Company incurs the costs related to meeting its obligations under the LCA as at December 31, 2012.

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

Subsequent to year end, the Company entered into a term sheet to merge with Aurinia and a tripartite settlement agreement between the Company, ILJIN and Aurinia as more fully described in the “Current Corporate Developments” section of this document.

(b)	Development, Distribution and License Agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (“3SBio”) completed a Development, Distribution and License Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1.58 million (US$1.5 million) which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into licensing revenue on a straight-line basis to 2022 as the Company incurs patent maintenance costs.

(c)	Development, Distribution and License Agreement with Lux Biosciences, Inc.

Upon signing a Distribution and License Agreement with Lux Biosciences, Inc. (“Lux”) in 2006, Isotechnika Inc. received an upfront payment of $3.32 million (US$3.0 million) which was recorded as deferred revenue. The balance of deferred revenue at January 1, 2011 is being recorded as revenue on a straight line basis as the Company incurs costs to 2024 relating to meeting its remaining obligation which consists of maintaining the patent portfolio. In late December, 2012 the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint. As a result, it is uncertain as to whether Lux will proceed with the development of voclosporin for ophthalmic diseases under this license.

(d)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5.0 million. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.50 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.37 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9.0 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4.40 million was recorded as licensing revenue on January 30, 2012.

For update on ILJIN, see “2012 Corporate Developments”.

(e)	Plan of Arrangement with Paladin Labs Inc.

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ends in June 2016.

Other revenue

In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of Active Pharmaceutical Ingredient (API) such that $1.32 million (US$1.3 million) was due and payable in two instalments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively. The Company recorded the sale of API in the amount of $1.3 million as other income in the first quarter ended March 31, 2012. The Company, in a previous year, had recorded the cost of this API as a research and development expense.

The US$1.3 million amount is owed by Lux to the Company but the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company has recorded a provision for doubtful collection of $1.31 million for the year ended December 31, 2012.

The Company received $446,000 from Lux in 2011 to reimburse the Company for the costs of the midazolam drug interaction clinical study that the Company had completed in the previous year. The payment was triggered as a result of Lux not receiving regulatory approval for the uveitis indication by a specified date. The Company recorded this amount as other revenue.

REGULATORY REQUIREMENTS

The development, manufacturing and marketing of the Company’s products are subject to regulations relating to the demonstration of safety and efficacy of the products as established by the government (or regulatory) authorities in those jurisdictions where these products are to be marketed. The Company would require regulatory approval in Canada, the United States, and Europe where activities would be conducted by the Company or on the Company’s behalf. Depending upon the circumstances surrounding the clinical evaluation of a product candidate, the Company itself may undertake clinical trials, contract clinical trial activities to contract research organizations, or rely upon corporate partners for such development. The Company believes this approach will allow the Company to make cost effective developmental decisions in a timely fashion. The Company cannot predict or give any assurances as to whether regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

Although only the jurisdictions of the United States and Europe are discussed in this section, the Company also intends to seek regulatory approval in other jurisdictions in the future and will initiate clinical studies where appropriate.

United States

In the United States, all drugs are regulated under the Code of Federal Regulations and are enforced by the FDA. The regulations are similar to those in Canada and require that non-clinical and clinical studies be conducted to demonstrate the safety and effectiveness of products before marketing, and that the manufacturing be conducted according to Good Manufacturing Practice.

Subsequent to the initial proof-of-concept and preliminary safety studies, the application submitted to the FDA prior to conducting human clinical trials of new drugs is referred to as an IND application. This application contains similar information to the Canadian CTA, and the FDA has 30 days in which to notify the Company if the application is unsatisfactory. If the application is deemed satisfactory, then the Company may proceed with the clinical trials. As in Canada, before a clinical trial can commence at each participating clinical trial site, the site’s IRB/REB must approve the clinical protocol and other related documents.

After completing all required non-clinical and clinical trials, and prior to selling a novel drug in the United States, the Company must also comply with NDA procedures required by the FDA. The NDA procedure includes the submission of a package containing similar information as to that required in the NDS in Canada to indicate safety and efficacy of the novel drug and describe the manufacturing processes and controls. FDA approval of the submission is required prior to commercial sale or shipment of the product in the United States. Pre- and/or post-approval inspections of manufacturing and testing facilities are necessary. The FDA may also conduct inspections of the clinical trial sites and the non-clinical laboratories conducting pivotal safety studies to ensure compliance with Good Clinical Practice and Good Laboratory Practice requirements. The FDA has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials. In addition, FDA approval can be withdrawn for failure to comply with any post-marketing requirements or for other reasons, such as the discovery of significant adverse effects.

Europe

In Europe, the evaluation of new products is coordinated by the EMA. The regulations are similar to those in Canada and the United States and require that non-clinical and clinical studies be conducted to demonstrate the safety and effectiveness of products before marketing, and that the manufacturing be conducted according to Good Manufacturing Practice.

Subsequent to the initial proof-of-concept and preliminary safety studies, and prior to conducting human clinical trials, a CTA must be submitted to the Competent Authority in the country where the clinical trial will be conducted. This application contains similar information to the Canadian CTA and United States IND. In Europe, the clinical trials are regulated by the European Clinical Trial Directive (2001/20/EC). As in Canada and the United States, before a clinical trial can commence at each participating clinical trial site, the site’s IRB/REB must approve the clinical protocol and other related documents.

A major difference in Europe, when compared to Canada and the United States, is with the approval process. In Europe, there are different procedures that can be used to gain marketing authorization in the European Union (“EU”). The first procedure is referred to as the Centralized Procedure and requires that a single application be submitted to the EMA and, if approved, allows marketing in all countries of the EU. The centralized procedure is mandatory for certain types of medicines and optional for others. The second procedure is referred to as National Authorization and has two options; the first is referred to as the Mutual Recognition Procedure and requires that approval is gained from one Member State, after which a request is made to the other Member States to mutually recognize the approval, whilst the second is referred to as the Decentralised Procedure which requires a member state to act as the Reference Member State through a simultaneous application made to other member states.

DRUG DEVELOPMENT PROCESS

Clinical trials involve the administration of an investigational pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol is submitted to the appropriate regulatory body and to a relevant IRB/REB prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases which may overlap in time-frame.

In summary, the following steps must be completed prior to obtaining approval for marketing in Canada, the United States and Europe:

1.	Nonclinical Animal Studies – These studies evaluate the safety and potential efficacy of a therapeutic product and form part of the application which must be reviewed by the appropriate regulatory authority prior to initiation of human clinical trials.

2.	Phase 1 Clinical Trials – These trials test the product in a small number of healthy volunteers to determine toxicity (safety), maximum dose tolerance, and pharmacokinetic properties.

3.	Phase 2 Clinical Trials – These trials are conducted in the intended patient population and include a larger number of subjects than in Phase 1. The primary goal is to determine the safety of a product in a larger number of patients and ultimately in the intended patient population. These trials may also provide early information on the potential effectiveness of a product.

4.	Phase 3 Clinical Trials – These trials are conducted in an expanded patient population at multiple sites to determine longer-term clinical safety and efficacy of the product. It is from the data generated in these trials that the benefit/risk relationship of a product is established and the final drug labelling claims are defined.

In the course of conducting clinical trials for a drug candidate, a company may conduct more than one trial of a particular phase in order to evaluate the drug against a variety of indications or in different patient populations. In such a case, industry practice is to differentiate these trials by way of designations such as “Phase 2a” or “Phase 2b”.

A key factor influencing the rate of progression of clinical trials is the rate at which patients can be recruited to participate in the research program. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available.

Even after marketing approval for a drug has been obtained, further trials may be required (referred to as Phase 4 trials). Post-market trials may provide additional data on safety and efficacy necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. These trials may also be used for marketing purposes.

MANUFACTURING

Voclosporin

Drug supply costs are comprised of third party charges for manufacturing, encapsulating and packaging of voclosporin.

On June 8 2004, Isotechnika Inc. signed a manufacturing agreement with Lonza to manufacture voclosporin for clinical trial and regulatory purposes.

In December 2007 Lonza completed the manufacture of the API validation batches of voclosporin required for regulatory approval. Lonza has completed the manufacture of the API required for the Company’s Phase 3 kidney transplant program. It will also manufacture the API required by commercial supply purposes. Lonza manufactures the API in Switzerland.

Paladin is responsible for the API drug supply function with the Company until December 31, 2014. Pursuant to the Supply Agreement (see “Material Contracts – The Supply Agreement”), Paladin shall supply all of the Company’s required API for use in clinical studies and for commercial purposes. The purchase price of the API shall be the fully allocated supply costs, including allocable overhead, plus 5%.

The Company, pursuant to a revised R&D Agreement, effective January 31, 2012 with Paladin, will receive an amount equal to 90% (previously 88%) of all royalties, milestone payments and other consideration, including the purchase price for the supply of voclosporin less the manufacturing costs, in connection with the Lux Agreement and Atrium Agreement.

INTELLECTUAL PROPERTY RIGHTS

Patents and other proprietary rights are essential to the Company’s business. The Company’s policy has been to file patent applications to protect technology, inventions, and improvements to its inventions that are considered important to the development of its business.

Prior to June 18, 2009, the Company owned the patents and patent applications related to voclosporin and TAFA93 in the United States, Canada and in other jurisdictions around the world. Pursuant to the terms of the Plan of Arrangement, Paladin obtained ownership of these patents and patent applications with Pharma having the exclusive licensed patent rights and interests in and to issued patents and pending patent applications in any country or jurisdiction within its territory for voclosporin and TAFA93.

Pursuant to the completion of the ILJIN transaction on January 28, 2011 and amendment of the Paladin Agreements, the Company regained ownership of the patents and patents applications for all countries except for Canada, South Africa and Israel, which remained with Paladin.

The Company, to the extent commercially reasonable, at its cost, is responsible for patent filing, prosecution and maintenance. As at April 3, 2013 there are 214 granted patents for voclosporin worldwide. These patents cover synthesis, composition of matter, method of use and formulation.

The Company has also filed 23 patent applications related to its NICAM program. As of April 3, 2013 one NICAM patent has been granted. These patent applications are also owned by the Company.

COMPETITIVE ENVIRONMENT

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organization than the Company does. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

EMPLOYEES

	December 31, 2012	December 31, 2011	December 31, 2010
Total	21	26	26

As at December 31, 2012 the Company employed 21 employees, 14 of whom held advanced degrees in science and business, including 9 with Ph.D. degrees.

Of the Company’s total 13 full-time equivalent employees as at December 31, 2012, 10 employees were engaged in, or directly support, research and development activities; and 3 were engaged in corporate and administration activities.

The Company’s employees are not governed by a collective agreement. The Company has not experienced a work stoppage and believes its employee relations are satisfactory given the current economic conditions.

FACILITY

The Company’s corporate, administrative and lab operations are located at 5120—75 Street in Edmonton, Alberta. This 33,798 square foot leased facility provides 25,318 square feet of laboratory space dedicated to research, development and testing and 8,480 square feet of corporate and administration office space. The lease on this facility expired on August 31, 2012 and the Company presently is leasing the facility on a month-to-month basis. The Company sub-leases to third parties 6,270 square feet of building space that it does not currently require in order to reduce its facility costs.

ENVIRONMENTAL PROTECTION

The Company believes it is in material compliance with applicable environmental protection laws, and believes that ongoing compliance with applicable environmental protection laws will not have a material effect on the business. Expenditures for environmental compliance have not been, and are not anticipated to be, material. The Company is unable to predict what changes may be made to environmental laws in the jurisdictions in which it operates and may operate in the future, although it anticipates that such laws will likely become more stringent.

CODE OF CONDUCT

The Company has adopted a Code of Business Conduct (the “Code”) that governs the behaviour of its directors, officers, and employees. No waivers or requests for exemptions from the Code have been either requested or granted to date. The Code may be viewed on our website at www.isotechnika.com, and has also been filed on SEDAR, and is available at www.sedar.com.

RISK FACTORS

The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us. If any of the following events were to actually occur, our business, operating results or financial condition could be adversely affected in a material manner.

RISKS RELATED TO THE COMPANY’S BUSINESS

The continued operation and future success of the Company and its ability to complete the development of its pharmaceutical products and, in particular, voclosporin, is directly related to the Company’s ability to raise additional financial resources.

LIQUIDITY AND CAPITAL REQUIREMENTS

At December 31, 2012, the Company had $184,000 in cash and cash equivalents, $183,000 in accounts receivable, accounts payable and accrued liabilities totaling $1.57 million, drug supply payable of $1.70 million and finance lease liability of $36,000. For the year ended December 31, 2012, the Company reported a loss of $9.69 million and as at December 31, 2012 had an accumulated deficit of $215.96 million.

In order to undertake further development and commercialization of voclosporin and continue operating as a going concern, the Company needs to raise funds in the immediate future.

The Company and Aurinia are in the process of merging the two companies, as described earlier in this document. The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange, the approval of Isotechnika’s shareholders and Isotechnika securing a minimum of $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet.

The consolidation of the intellectual property through the merger, and reaching a settlement agreement with ILJIN provides the combined entity with a much higher chance of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication. The Company will also then be able to continue to explore strategic global licensing transactions for the transplant indication.

The Company has also come to terms with Paladin on the drug supply payable, which extends the term of repayment.

The company is actively working to secure interim capital to facilitate the completion of the merger process.

The outcome of these matters is dependent on a number of factors outside of the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new financings or partnerships will materialize on a timely basis or be obtained on favourable terms.

The Company, prior to January 30, 2012 was reliant upon the payments from ILJIN to fund a significant portion of one of the two required Phase 3 clinical trials for kidney transplantation. According to the terms of the DDLA, ILJIN was required to further purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million and pay US$500,000 as the final license fee on or before January 28, 2012 with the final purchase of 39,600,000 common shares for $9 million due on January 28, 2013. Prior to this anniversary date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012. In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still subsisted. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. In January of 2013, ILJIN formally notified Isotechnika and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

Subsequent to the year end, the Company, ILJIN and Aurinia entered in to a definitive tripartite settlement agreement whereby the DDLA will be terminated as more fully described earlier in this document.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development, or curtail certain of the Company’s operations.

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT

The Company has not completed the development of any therapeutic products and in particular, voclosporin, and therefore there can be no assurance that any product will be successfully developed. None of the Company’s therapeutic products have received regulatory approval for commercial use and sale in any jurisdiction. The Company cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of its products before submission of any regulatory applications. The Company may never obtain the required regulatory approvals for any of its products. Product candidates require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization, however, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of all required clinical trials do demonstrate that these product candidates are safe and effective, or even if the results of the clinical trials are considered successful by the Company, that the regulatory authorities will not require the Company to conduct additional clinical trials before they will consider approving such product candidates for commercial use. Approval or consent by regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if the Company is to complete the development of its products.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of its products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of the Company’s products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of its products. Any products resulting from the Company’s programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all. Should one of the Company’s products prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

The future performance of the Company will be impacted by a number of important factors, including, in the short-term, its ability to continue to generate cash flow from equity financings, and in the longer term, its ability to generate royalty or other revenues from licensed technology and bring new products to the market. The Company’s future success will require efficacy and safety of its products and regulatory approval for these products. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement. There can be no assurance that the Company will successfully develop such products, or these products will be developed in a timely manner or that the Company will achieve significant revenues from such products if they are successfully developed.

HEAVY DEPENDENCE ON VOCLOSPORIN

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin for autoimmune indications and/or transplant;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payors.

It is possible that the Company may decide to discontinue the development of voclosporin at any time for commercial, scientific, or regulatory reasons. If voclosporin is developed, but not marketed, the Company will have invested significant resources and its future operating results and financial conditions would be significantly adversely affected. If the Company is not successful in commercializing voclosporin, or significantly delayed in doing so, its business will be materially harmed and the Company may need to curtail or cease operations.

DEPENDENCE ON KEY PERSONNEL

The Company is highly dependent upon certain members of its senior management team the loss of whose services might impede the achievement of the Company’s business objectives and have an adverse effect on the Company’s operating results and prospects.

SUPPLY AND MANUFACTURE OF RAW MATERIALS

The Company’s lead drug, voclosporin, requires a specialized manufacturing process. Lonza is currently the sole source manufacturer of voclosporin.

The FDA and other regulatory authorities require that drugs be manufactured in accordance with the current good manufacturing practices regulations, as established from time to time. Accordingly, in the event the Company receives marketing approvals for voclosporin, it may need to rely on a limited number of third parties to manufacture and formulate voclosporin. The Company may not be able to arrange for its products to be manufactured on reasonable terms or in sufficient quantities.

Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, provincial and foreign regulations. The Company relies on a limited number of third parties to manufacture and supply raw materials for its products. The third parties the Company chooses to manufacture and supply raw materials for its products are not under its control, and may not perform as agreed or may terminate their agreements with the Company, and the Company may not be able to find other third parties to manufacture and supply raw materials on commercially reasonable terms, or at all. If either of these events were to occur, the Company’s operating results and financial condition would be adversely affected.

USE OF HAZARDOUS MATERIALS

The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and such liability could exceed the Company’s resources. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that its operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

ANTICIPATED REVENUES MAY BE DERIVED FROM LICENSING ACTIVITIES

The Company anticipates that its revenues in the foreseeable future may be derived primarily from products licensed to pharmaceutical and biotechnology companies. Accordingly, these revenues will depend, in large part, upon the success of these companies, and the Company’s operating results may fluctuate substantially due to reductions and delays in their research, development and marketing expenditures. These reductions and delays may result from factors that are not within the Company’s control, including:

•	changes in economic conditions;

•	changes in the regulatory environment, including governmental pricing controls affecting health care and health care providers;

•	pricing pressures; and

•	other factors affecting research and development spending.

LACK OF OPERATING PROFITS

The Company has incurred losses and anticipates that its losses will increase as it continues its development and clinical trials and seeks regulatory approval for the sale of its therapeutic products. There can be no assurance that it will have earnings or positive cash flow in the future.

As at December 31, 2012 the Company had an accumulated deficit of $215.96 million. The net operating losses over the near-term and the next several years are expected to continue as a result of initiating new clinical trials and activities necessary to support regulatory approval and commercialization of its products. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to research, development, and clinical trial activities, as well as regulatory and commercialization activities.

LIABILITY AND INSURANCE

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Company succeeds in developing new pharmaceutical products, the sale of such products may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others. The obligation to pay any product liability claim in excess of whatever insurance the Company is able to acquire, or the recall of any of its products, could have a material adverse effect on the business, financial condition and future prospects of the Company.

The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains director and officer liability insurance coverage of $5 million to reduce the exposure of the Company.

COMPETITION AND TECHNOLOGICAL CHANGE

The industry in which the Company operates is highly competitive and the Company has numerous domestic and foreign competitors, including major pharmaceutical and chemical companies, specialized biotechnology companies, universities, academic institutions, government agencies, public and private research organizations and large, fully-integrated pharmaceutical companies which have extensive resources and experience in research and development, process development, clinical evaluation, manufacturing, regulatory affairs, distribution and marketing. Many of the Company’s potential competitors possess substantially greater research and development skills, financial, technical and marketing expertise and human resources than the Company, and may be better equipped to develop, manufacture and market products. There is a risk that new products and technologies may be developed which may be more effective or commercially viable than any products being developed or marketed by the Company, thus making the Company’s products non-competitive or obsolete. There may also be market resistance to the acceptance of any of the Company’s new products and a risk that a product, even though clinically effective, is not economically viable in the commercial production stage.

PATENTS AND PROPRIETARY TECHNOLOGY

Patents and other proprietary rights are essential to the Company’s business. The Company’s policy has been to file patent applications to protect technology, inventions, and improvements to its inventions that are considered important to the development of its business.

The Company’s success will depend in part on its ability to obtain patents, defend patents, maintain trade secret protection and operate without infringing on the proprietary rights of others. Interpretation and evaluation of pharmaceutical patent claims present complex and often novel legal and factual questions. Accordingly, there is some question as to the extent to which biopharmaceutical discoveries and related products and processes can be effectively protected by patents. As a result, there can be no assurance that:

•	patent applications will result in the issuance of patents;

•	additional proprietary products developed will be patentable;

•	patents issued will provide adequate protection or any competitive advantages;

•	patents issued will not be successfully challenged by third parties; or

•	the patents issued do not infringe the patents or intellectual property of others.

A number of pharmaceutical, biotechnology, medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the business of the Company. Some of these technologies, applications or patents may conflict with or adversely affect the technologies or intellectual property rights of the Company. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that the Company may be able to obtain or result in the denial of patent applications altogether.

Further, there may be uncertainty as to whether the Company may be able to successfully defend any challenge to its patent portfolio. Moreover, the Company may have to participate in interference proceedings in the various jurisdictions around the world. An unfavorable outcome in an interference or opposition proceeding could preclude the Company or its collaborators or licensees from making, using or selling products using the technology, or require the Company to obtain license rights from third parties. It is not known whether any prevailing party would offer a license on commercially acceptable terms, if at all. Further, any such license could require the expenditure of substantial time and resources and could harm the business of the Company. If such licenses are not available, the Company could encounter delays or prohibition of the development or introduction of the products of the Company.

The Company may need to obtain additional licenses for the development of its products. If available, these licenses may obligate the Company to exercise diligence in the development of technology and may obligate the Company to make minimum guarantees, milestone payments or purchases from specific suppliers. These diligence and milestone payments may be costly and affect the business of the Company. The Company may be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications.

RELIANCE ON PARTNERS AND OTHER THIRD PARTIES

Partners

The Company’s strategy for the research, development, and commercialization of its products requires entering into various arrangements with its partners, (Lux, 3SBio, Aurinia, ILJIN and Paladin). The Company’s success is dependent upon these partners performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the Company’s control. There can be no assurance that its partners will perform their obligations as expected.

The license and research and development agreements with the third parties noted above include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the potential obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.

The Company intends to seek additional collaborative arrangements to develop and commercialize voclosporin for the transplant indication. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that current or future collaborative arrangements will be successful.

Other third parties

For some products, the Company depends on third parties for the sourcing of components or for the product itself. Furthermore, as with other pharmaceutical companies, the Company relies on medical institutions for testing and clinically validating its prospective products. The Company does not anticipate any difficulties in obtaining required components or products or any difficulties in the validation and clinical testing of its products but there is no guarantee that they will be obtained.

The Company currently relies on CROs for the conduct of its clinical trials. All of the Company’s CROs operate in accordance with good clinical management practices mandated by the regulatory authorities and are subject to regular audits by regulatory authorities and by the Company.

The Company also has arrangements for the manufacturing, encapsulation and packaging of voclosporin through Paladin. Contract manufacturers must operate in compliance with regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacturing of its therapeutic products may adversely affect the Company’s profit margins and its ability to develop and deliver such products on a timely and competitive basis.

MARKETING AND DISTRIBUTION

The Company has limited experience in the sales, marketing, and distribution of pharmaceutical products. There can be no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements through collaborations, licensees, or others to perform such activities, or that such efforts would be successful. If the Company decides to market any of its products directly, the Company must either acquire or internally develop a marketing and sales force with technical expertise and provide supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of management and key personnel, and have a negative impact on product development. If the Company contracts with third parties for the sales and marketing of its products, the Company’s revenue will be dependent on the efforts of these third parties, whose efforts may not be successful. If the Company fails to establish successful marketing and sales capabilities or to make arrangements with third parties, the business, financial condition and results of operations will be materially adversely affected.

PRODUCT DEVELOPMENT GOALS AND TIME FRAMES

The Company sets goals for, and makes public statements regarding, timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize its products. There can be no assurance that the Company’s clinical trials will be completed, that regulatory submissions will be made or receive regulatory approvals as planned, or that the Company will be able to adhere to the current schedule for the validation of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, the price of the Company’s common shares could decline.

MARKET ACCEPTANCE

Even if the Company’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend upon a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third party reimbursement; and the effectiveness of marketing and distribution methods for the products. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, the Company’s ability to generate significant revenues from its products would be limited.

HEALTH CARE REIMBURSEMENT

In both domestic and foreign markets, sales of the Company’s products, if any, will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company’s products will be considered cost effective by these third party payors, that reimbursement will be available or if available that the payor’s reimbursement policies will not adversely affect the Company’s ability to sell its products on a profitable basis.

GOVERNMENT REGULATION

The production and marketing of the Company’s products and its ongoing research and development activities are subject to regulation by numerous federal, provincial, state and local governmental authorities in Canada, the United States and any other countries where the Company may test or market its products. These laws require the approval of manufacturing facilities, including adhering to “good manufacturing” and/or “good laboratory” practices during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, pre-clinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA in the United States, the Board of Health in Europe and Health Canada) can be costly and time consuming and there can be no assurance that future products will be successfully developed, proven safe and effective in clinical trials or receive applicable regulatory approvals. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in view of the extensive regulatory environment which controls its business.

In addition, there can be no assurance that the Company will be able to achieve or maintain regulatory compliance with respect to all or any part of its current or future products or that the Company will be able to timely and profitably produce its products while complying with applicable regulatory requirements. If the Company fails to maintain compliance, regulatory authorities may not allow the continuation of the drug development programs, or require the Company to make substantial changes to the drug. Any such actions could have a material adverse effect on the business, financial condition, and results of operations.

DEPENDENCE ON SUPPLY AGREEMENT

The Company is dependent upon Paladin for the timely supply of API for the Company’s use and clinical studies or for other research and development uses pursuant to the terms of the Supply Agreement. There can be no assurance that Paladin will be able to supply the API in the quantities and timeframes required by the Company. Any prolonged delays in supply of API may adversely affect the Company’s business, results of operations and financial condition. See “Material Contracts – Supply Agreement”.

RISKS RELATED TO THE COMPANY’S SECURITIES

VOLATILITY OF SHARE PRICE

The trading price of the Company’s common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated period-to-period fluctuations in financial results;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements regarding new or existing products or services or technological innovations by competitors;

•	comments or opinions by securities analysts or major shareholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by the Company of results of, and developments in, its research and development efforts, including results and adequacy of, and development in, clinical trials and applications for regulatory approval;

•	additions or departures of key personnel;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume;

•	if any of the Company’s products do not become commercially viable for any reason, including the failure of preclinical studies and clinical trials, the Company may not achieve profitability and the Company’s share price would likely decline; and

•	developments regarding the Company’s licensed intellectual property or that of the Company’s competitors.

In addition, the stock market in general, and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of biotechnology companies. Factors such as the results and adequacy of the Company’s preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; other evidence of the safety or effectiveness of the Company’s products or those of its competitors; announcements of technological innovations or new products by the Company or its competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning patent or other proprietary rights of the Company or competitors; concern as to the safety of the Company’s products; period-to-period fluctuations in operation results; changes in estimates of the Company’s performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of the Company could have a significant adverse impact on the market price of the Company’s securities, regardless of its operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against the Company could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There is no guarantee that an active trading market for the Company’s common shares will be maintained on the Toronto Stock Exchange. Investors may not be able to sell their shares quickly or at the latest market price if the trading in our common shares is not active.

The Company expects to issue common shares in the future. Holders of stock options may elect to exercise their options into common shares depending on the stock price. Future issuances of common shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the common shares. Future issuances of the Company’s common shares could result in substantial dilution to its shareholders. In addition, the existence of warrants may encourage short selling by market participants.

Sales of common shares could cause a decline in the market price of the Company’s common shares. Two of the Company’s major shareholders (3SBio and ILJIN) own an aggregate of approximately 28% of the Company’s outstanding common shares as at April 3, 2013. Any sales of common shares by these shareholders or other existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

DIVIDEND POLICY

The Company has not paid dividends on its outstanding common shares in the past and has no established dividend policy for its common shares. The Company plans to use future earnings, if any, to finance further research and development and the expansion of its business and does not anticipate paying out dividends on its common shares in the foreseeable future. The payment of dividends in the future will depend upon the earnings and financial condition of the Company and such other factors as the Board of Directors considers appropriate.

CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares, all without nominal or par value.

Common Shares: Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. All common shares now outstanding and to be outstanding upon exercise of the outstanding options and warrants are, or will be, fully paid and non-assessable.

On October 18, 2012 the Company completed the first tranche of a non-brokered private placement, raising gross proceeds of $607,000 by the issuance of 15,175,000 units at a price of 4 cents per unit. Each unit consisted of one Common Share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one Common Share of the Company for two years from the closing date, at a price of 5 cents per Common Share.

On October 30, 2012 the Company completed the second tranche of its non-brokered private placement, raising gross proceeds of $151,000 by the issuance of 3,775,000 units at a price of 4 cents per unit. Each unit consisted of one Common Share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one Common Share of the Company for two years from the closing date, at a price of 5 cents per Common Share.

As at December 31, 2012, the Company had 192,871,249 common shares issued and outstanding.

Warrants: On June 18, 2008 the Company completed a US$13.0 million Loan and Security Agreement with two lenders resulting in gross proceeds of $13.23 million. The Loan and Security agreement was repaid in full in 2009. However, pursuant to the agreement, the Company also issued 401,388 warrants to purchase common shares at $1.00 per share. These warrants have a term of seven years and expire on June 18, 2015.

Pursuant to the private placement which was completed on October 30, 2012, there were an additional 18,950,000 common share purchase warrants outstanding, as described above, making a total of 19,351,388 warrants outstanding as at December 31, 2012.

Options: As at December 31, 2012 there were 16,037,000 common shares issuable upon the exercise of outstanding options granted under the Company’s stock option plans, which had a weighted average exercise price of $0.11 per common share. Subsequent to December 31, 2012, and prior to the date of this AIF, 343,333 stock options were cancelled or expired unexercised.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME OF ISOTECHNIKA SHARES

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, and its common shares are listed and posted for trading on the TSX under the trading symbol “ISA”.

2012	High	Low	Volume traded
December	$0.090	$0.050	3,019,288
November	$0.130	$0.030	4,843,424
October	$0.040	$0.025	2,174,824
September	$0.050	$0.030	2,475,814
August	$0.065	$0.040	1,590,067
July	$0.110	$0.060	669,207
June	$0.090	$0.055	1,247,319
May	$0.110	$0.065	1,233,789
April	$0.125	$0.090	831,198
March	$0.145	$0.110	865,286
February	$0.160	$0.115	863,653
January	$0.175	$0.120	2,220,511

PRIOR SALES

The following table summarizes the distribution of securities other than our common shares that were issued during the most recently completed financial year, identifying the type of security, the price per security, the number of securities issued, expiry date and the date on which the securities were issued.

Date	Type of Security	Price per Security	Number of Securities	Expiry Date
February 13, 2012	Stock options	$0.13	100,000	February 13, 2022
August 17, 2012	Stock options	$0.05	225,000	August 17, 2022
October 18, 2012	Warrants	$0.05	15,175,000	October 18, 2014
October 30, 2012	Warrants	$0.05	3,775,000	October 30, 2014
December 11, 2012	Stock options	$0.07	2,100,000	December 11, 2015
December 11, 2012	Stock options	$0.07	6,500,000	December 11, 2022

DIRECTORS AND OFFICERS

The Directors of the Company are elected by the shareholders at each Annual General Meeting and typically hold office until the next Annual General Meeting, at which time they may be re-elected or replaced. The officers are appointed by the Board of Directors and hold office pursuant to individual contractual obligations.

The names and municipalities of residence of the Directors and Officers of the Company and their principal occupations within the five preceding years are set forth below:

Name and Municipality of Residence	Position with the Company	Director/Officer since	Principal Occupation for Five Preceding Years

Dr. Robert Foster Edmonton, Alberta, Canada	President, and Chief Executive Officer; Director	June, 1993	President and CEO of the Company since January 4, 2012; Chairman and CEO of the Company from July 28, 2011 to January 4, 2012; President and CEO of the Company from January 28, 2009 to July 28, 2011; Chairman and CEO of the Company from October 1, 2007 to January 28, 2009.

Mr. Dennis Bourgeault Edmonton, Alberta, Canada	Chief Financial Officer and Corporate Secretary	CFO since May, 1998; Corporate Secretary since January 1, 2011	Chief Financial Officer of the Company since May, 1998.

Dr. Launa Aspeslet Edmonton, Alberta, Canada	Chief Operating Officer	January, 2001	Chief Operating Officer of the Company since January, 2006.

Dr. Derrick Freitag Sherwood Park, Alberta, Canada	Chief Scientific Officer	October, 2007	Chief Scientific Officer of the Company since October, 2007, prior thereto was Senior Director of Biopharmaceutics of the Company.

Mr. Robert Huizinga St. Albert, Alberta, Canada	Vice President, Clinical Affairs	August, 2011	Vice President, Clinical Affairs of the Company since August, 2011, prior thereto was Senior Director of Clinical Affairs of the Company.

Dr. Peter Wijngaard Duggingen, Switzerland	Director; Chairman of the Board	Director since February, 2011; Chairman of the Board since January 4, 2012	February 2011 to present – Vice President, Innovation Leader Research & Development, The Medicines Company (Schweiz) GmbH, a global pharmaceutical company; prior thereto Senior Director Medical Affairs at ViroPharma Inc. and Global Alliance Director in Transplantation at Hoffman-La Roche.

Prakash Gowd Toronto, Ontario Canada	Director	December, 2010	Currently CEO of InDanio Bioscience Inc., a drug discovery and development company, and Gowdra Capital, a management consulting and investment analysis firm; July 2006 to May 2008 – Sr. Healthcare Analyst, National Bank Financial; prior thereto Sr. Biotech Analyst, Canaccord Capital.

Donald W. Wyatt Seattle, Washington U.S.A.	Director	December, 2011	From 2009 to present – Principle, The Wyatt Group, LLC, an Intellectual Property Consulting firm; 2005 to 2009 – Vice President of Legal Affairs and Corporate Secretary for Cell Therapeutics, Inc., a biopharmaceutical company

Directors and Officers of the Company, as of April 3, 2013, beneficially own, directly or indirectly, 11,286,914 common shares representing 5.85% of the outstanding common shares of the Company.

EXECUTIVE OFFICERS AND DIRECTORS

The following are brief biographies of our senior management team and directors.

Robert Foster, B.Sc. Pharm., M.Pharm., Ph.D., President and Chief Executive Officer

Dr. Robert Foster founded the Company and has been an officer and director of the Company since 1993. He is also a member of the Institute of Corporate Directors. Dr. Foster was an Associate Professor (clinical pharmacokinetics) in the Faculty of Pharmacy and Pharmaceutical Services at the University of Alberta until December 1997. From 1990 to 1994, Dr. Foster was Medical Staff, Scientific and Research Associate in the Department of Laboratory Medicine at the Walter C. MacKenzie Health Sciences Centre. He has published approximately 150 papers and abstracts focused on drug analysis and development. Dr. Foster has received numerous awards for both pharmaceutical research and teaching. Dr. Foster has served on the Alberta Science and Research Authority Technology Commercialization Task Force, was a member of the Board of Management for the Alberta Research and Science Authority, has served as Division Chairman of Pharmacy Practice at the University of Alberta and has acted as a consultant with many pharmaceutical companies. He also served as a board member of BioAlberta, on the Alberta Premier’s Advisory Council on Health and as a member of the Board of Management of Alberta Economic Development Authority. Dr. Foster is named as an inventor on 205 granted patents currently maintained by the Company, which includes 198 granted patents for voclosporin.

Dennis Bourgeault, C.A., Chief Financial Officer

Dennis Bourgeault has been the Chief Financial Officer of the Company since 1998 and is responsible for the financial operations of the Company. Prior to joining Isotechnika he was the controller for a private industrial distribution company for six years and was a Senior Manager in public accounting at KPMG. Mr. Bourgeault obtained his chartered accountant designation in 1984.

Launa Aspeslet, Ph.D., RAC, Chief Operating Officer

Dr. Launa Aspeslet has been with the Company since 1996 and was appointed Chief Operating Officer on January 4, 2006. During Dr. Aspeslet’s fifteen years with the Company she has held numerous positions in the diagnostic, medical, and regulatory departments. Prior to January 4, 2006, Dr. Aspeslet held the position of Senior Vice President, Regulatory Affairs where she was responsible for the overall management of investigational new drug applications and related correspondence with the United States and Canadian Health Authorities. Dr. Aspeslet also ensured that the Company followed all applicable regulations while conducting trials, and managed the quality assurance and quality control departments. Dr. Aspeslet received her Bachelor of Science (Chemistry) degree from the University of Lethbridge in 1989. She went on to receive her Ph.D. in Pharmaceutical Sciences (Neurochemistry) from the University of Alberta in 1994. Dr. Aspeslet also received her Regulatory Affairs certification in 2000 and completed the Executive Program at the Richard Ivey School of Business in 2004. To date, Dr. Aspeslet has had seven patents issued; one patent is pending.

Derrick Freitag, Ph.D, Chief Scientific Officer

Dr. Derrick Freitag has been with Isotechnika since 1996 and prior to his appointment as Chief Scientific Officer in October, 2007, Dr. Freitag held the position of Senior Director, Biopharmaceutics. Throughout his many years with the Company Dr. Freitag has also held numerous senior positions with increasing responsibilities in the drug metabolism program, the analytical chemistry laboratory and the toxicology and drug development programs. Currently Dr. Freitag is responsible to ensure that scientific resources are deployed to optimally support the Company’s drug development programs. Dr. Freitag received his Ph.D. in Pharmaceutical Sciences, specializing in drug metabolism, from the University of Alberta in 1994. Since 2005, he has also been an Adjunct Professor with the faculty of Pharmacy and Pharmaceutical Sciences.

Robert B. Huizinga, RN NNC, MSc(Epi), CNeph(C), Vice President, Clinical Affairs

Mr. Huizinga has been with the Company since 2002, and most recently served as Senior Director, Clinical Affairs, focused on managing the global clinical development of voclosporin. Before joining Isotechnika, Mr. Huizinga was a Nephrology and Transplantation nursing specialist with 14 years of clinical and research experience where he was involved in more than 60 clinical trials from Phase I through Phase IV. He has acted as a consultant to nephrology and transplantation pharmaceutical companies, and has lectured extensively. Over the years, Mr. Huizinga has established and nurtured close relationships in the nephrology and transplant communities, and has fostered strong connections with transplant investigators and clinical trial sites.

Mr. Huizinga has numerous articles published in leading medical journals, including the New England Journal of Medicine, Lancet, and the American Journal of Transplantation. Mr. Huizinga is a member of many professional societies related to nephrology, transplantation and nursing, has served on many nephrology and transplantation committees, and is the founder of RenalPro, a moderated forum for renal professionals. Mr. Huizinga holds a M.Sc. in Medicine (Epidemiology) from the University of Alberta, is a Registered Nurse, certified in Nephrology, and a member of Sigma Theta Tau (Honor Society of Nursing).

Peter Wijngaard, Ph.D., Director, Chairman of the Board

Dr. Peter Wijngaard is the Vice President, Innovation Leader Research & Development for The Medicines Company (Schweiz) GmbH. Prior to this he served as the Senior Director Medical Affairs at ViroPharma Incorporated, and as the Global Alliance Director, Life Cycle Leader in Transplantation, International Medical Manager in Transplantation, and Country Medical Manager Transplantation at Hoffmann-La Roche. He brings extensive experience in the areas of Global Project Leadership, Business Development, Medical Affairs, and Pharmaceutical Marketing. Dr. Wijngaard has a B.Sc. in Clinical Chemistry, and his Ph.D. in Transplantation Immunology from Utrecht University examining the immunological aspects of human heart transplantation. He conducted his Postdoctoral Fellowships at Pharmacia Diagnostics, Inselspital Bern, and Sandoz. He has published extensively in the area of transplant immunology and immunosuppression, with emphasis on the use of mycophenolate mofetil (CellCept ®). From 2005 to 2008, Dr. Wijngaard was a member of the Board of Trustees of the Roche Organ Transplant Research Foundation, which supports important and innovative clinically oriented research projects in organ transplantation. During his tenure, the Foundation managed a total of 67.5 million Swiss Francs donated by F. Hoffmann-La Roche Ltd.

Prakash Gowd, B.Sc. Pharm, MBA, Director

Prakash Gowd has extensive experience in the healthcare and investment fields attained over the last twenty years. He is currently CEO of InDanio Bioscience, a drug discovery and development company with a novel screening platform focused on molecules that target nuclear receptors. He is also President of Gowdra Capital, a life sciences management consulting and investment analysis firm. Mr. Gowd spent eight years as a respected Healthcare Equity Research Analyst with an exemplary track record at National Bank Financial and Canaccord Capital. As an investment professional, he conducted comprehensive company and industry analysis in the biotech, drug development, medical device, and pharmaceutical sectors, then communicated investment recommendations to institutional and retail clients in North America and Europe, and assisted in financing numerous life sciences companies. His experience in the capital markets is balanced by a strong foundation in the pharmaceutical industry, where Mr. Gowd specialized at GSK in market research, marketing and new product development. His consulting work has helped pharma and health sciences companies design, execute and evaluate their drug development and marketing initiatives. Prakash Gowd holds an MBA from McGill University, and a Pharmacy degree from the University of British Columbia.

Donald W. Wyatt, B.S., J.D., Director

Donald Wyatt has over 20 years of experience in the pharmaceutical industry, including research and legal representation. He has worked in research in large pharmaceutical companies, as an attorney in a law firm, and as in-house patent and general legal counsel. Mr. Wyatt is founder of The Wyatt Group, a consulting firm serving companies worldwide in strategic transactions, relationships and intellectual property strategies. Donald Wyatt was appointed to the Board on December 7, 2011 as the nominee of 3SBio, Inc. pursuant to the terms of a Development, Distribution and License Agreement among the Company and 3SBio Inc. dated August 6, 2010.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company has two standing committees: the Audit Committee and the Compensation, Corporate Governance & Nominating Committee. Current members of these committees are identified in the following table:

Committee	Members
Audit Committee (1)	Mr. Prakash Gowd (Chair) Dr. Peter Wijngaard Mr. Donald W. Wyatt

Compensation, Corporate Governance & Nominating Committee	Mr. Donald W. Wyatt (Chair) Dr. Peter Wijngaard Mr. Prakash Gowd

(1)	Detailed information on the Audit Committee is attached as Schedule 1

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Unless otherwise disclosed in this AIF, to the knowledge of the directors and officers of the Company, no director or executive officer of the Company:

(a)	is, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he was acting in the capacity of a director, chief executive officer or chief financial officer; or

(b)	is, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director has been subject to:

(d)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of, as of April 3, 2013, any legal proceedings against the Company that would involve a claim for damages that exceed ten per cent of the current assets of the Company.

No penalties or sanctions have been imposed against the Company by a court relating to securities legislation or any securities regulatory authority in 2012, nor has the Company entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during such financial year ended December 31, 2012. No other penalties or sanctions have been imposed by a court or regulatory body against the Company which would likely be considered important to a reasonable investor in making an investment decision respecting the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

This section includes a description of the material interest, direct or indirect, of directors or executive officers of the Company, persons or companies that beneficially own, control, or direct more than 10% of the voting securities of the Company, or an associate or affiliate of any of such directors, executive officers, persons or companies, in the transactions conducted by the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

(A)	The Company and ILJIN entered into the DDLA, effective January 28, 2011, for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. Mr. Chin-Kyu Huh was elected a Director of Pharma on December 15, 2010 at a Special Meeting of the Shareholders. Mr. Huh was appointed Chairman of the Board on March 18, 2011 and resigned from the Board on July 28, 2011. As a result of completing the DDLA transaction, ILJIN currently owns 24,000,000 shares of the Company, of which Mr. Huh is the beneficial owner as he owns 100% of ILJIN. For additional information on the DDLA, please see Corporate Update – Recent Developments – Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

(B)	The Company signed, on February 12, 2010, an amendment to the Research and Development Agreement with Paladin, with an effective date of December 31, 2009, concerning its remaining stake in the revenue stream from the Isodiagnostika business sold to Paladin on June 18, 2009. Paladin owned more than 10% of Pharma at the date of this transaction. Mr. Jonathan Goodman, the Chief Executive Officer of Paladin, also served as the Chairman of the Board of Pharma for the period of June 19, 2009 to March 31, 2010.

(C)	Pursuant to various agreements between the Company and Paladin, Paladin held the patents and patent applications relating to voclosporin, third party manufacturing and supply contracts, the right to develop voclosporin in certain countries, and the right to supply the Company with its required bulk voclosporin. In order to support the proposed transaction between the Company and ILJIN, Paladin agreed to amend the agreements between the Company and Paladin in order to transfer to the Company (i) certain ownership and rights in and to voclosporin patents, (ii) rights to certain patent applications, and (iii) certain intellectual property rights held by Paladin with respect to voclosporin, as of the effective date of January 28, 2011 of the transaction. Paladin owned more than 10% of Pharma as at the effective date of the amending agreement. At December 31, 2012 Paladin’s ownership interest was less than 10%.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the common shares of Isotechnika Pharma Inc. is Computershare Trust Company of Canada located at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP are the auditors who prepared the auditors’ report and the report on Canadian generally accepted audit standards for the Company’s consolidated financial statements for the period ended December 31, 2012. PricewaterhouseCoopers LLP is “independent” from the Company in accordance with the relevant professional standards.

MATERIAL CONTRACTS

1.	VIFOR (INTERNATIONAL) AG. Licensing & Collaboration Agreement effective December 30, 2011

See section entitled Three Year History beginning on page 9 of this AIF. See also agreement as filed on SEDAR on February 3, 2012 referenced as “Material Document”.

2.	ILJIN License Back Agreement effective December 30, 2011

Pursuant to a Development, Distribution and License Agreement between the Company and ILJIN, ILJIN held an exclusive license to voclosporin for transplant and autoimmune indications for some of the same geographic areas that comprise the Vifor Pharma Territory. In order to facilitate the Vifor Pharma License, ILJIN and the Company reached an agreement in which ILJIN licensed back to the Company the autoimmune indications in the countries that fall within the Vifor Pharma Territory. As the Company exercised its right to terminate the DDLA with ILJIN effective January 30, 2012, the License Back Agreement will terminate on July 30, 2012.

See also agreement as filed on SEDAR on February 3, 2012 referenced as “Material Document”.

3.	ILJIN Development, Distribution and License Agreement with an effective date of January 28, 2011.

See section entitled Three Year History beginning on page 9 of this AIF. See also agreement as filed on SEDAR on March 25, 2011 referenced as “Material Document”.

4.	Paladin Agreements

The significant agreements related to the Plan of Arrangement and the amendments are as follows:

(a)	The Assignment Agreement

Assignment Agreement dated January 17, 2011. Paladin assigned the voclosporin patent portfolio with the exception of voclosporin patents and patent applications for Canada, Israel and South Africa to the Company.

(b)	The R&D Agreement and Amendments

(i)	Second Amendment to the R&D Agreement dated January 17, 2011

The R&D Agreement was amended to i) reduce the royalty paid by Paladin to Pharma to twenty percent (20%) from thirty percent (30%) of the net sales of voclosporin sold by Paladin and its affiliates in the Paladin Territories; ii) remove the obligation for Paladin to pay the remaining $350,000.00 in January, 2011 for the sale of the net profit stream from the sale of the Helikit Product; and iii) provide an option for Pharma to purchase Paladin’s 12% interest in the Lux

Agreements and the Atrium Agreement. This option is exercisable at any time in the year 2018 and at a price to be determined through good faith negotiations utilizing a third-party independent valuation. In the case of a disagreement over the valuation, Paladin is not obligated to sell its interest to the Company.

(iii)	First Amendment to the R&D Agreement dated February 12, 2010

On February 12, 2010, with an effective date of December 31, 2009, the R&D Agreement was amended whereby the Company sold to Paladin its 88% share of the net profit stream from the sale of the Helikit Product for the remaining 6.5 year term for proceeds of up to $2.0 million with $1.65 million payable January 22, 2010 and the remaining amount to be paid in January, 2011 on the basis of 25% of net sales achieved from the sale of the Helikit Product in 2010 to a maximum of $350,000.

(iv)	R&D Agreement dated June 19, 2009

Pursuant to the R&D Agreement, Pharma will provide research and development services to Paladin to develop voclosporin in the Paladin Territories and the Helikit Product on a worldwide basis. In consideration of such services, Pharma will receive: (i) a monthly payment of $329,000 for the first 12 months of the R&D Agreement; (ii) a monthly payment of $20,000 for the first seven years of the R&D Agreement; (iii) for the first seven years of the R&D Agreement, an amount equal to 88% of Paladin net profit from the sale of the Helikit Product; (iv) for the first seven years of the R&D Agreement, an amount equal to 30% of the net sales of voclosporin sold by Paladin and its affiliates in the Paladin Territories less the manufacturing costs and an amount equal to 20% of royalties received by Paladin in connection with the sale of voclosporin by a third party licensee net of Paladin costs to license out voclosporin in the Paladin Territories; (v) a payment of $400,000 upon securing acceptance of product submission for voclosporin, following the filing of a drug approval application with TPD for the treatment of psoriasis; and (vi) during the subsistence of the License Agreement, an amount equal to 88% of all royalties, milestone payments and other consideration, including the purchase price for the supply of voclosporin or API less the manufacturing costs, in connection with the Lux Agreement and Atrium Agreement.

(c)	Supply Agreement dated June 19, 2009

Pursuant to the Supply Agreement, Paladin shall supply, and Pharma shall purchase, all of Pharma’s required API for use in clinical studies and other research and development projects and for use in products intended for sale in the Pharma Territories. The purchase price of the API shall be the fully allocated supply costs, including allocable overhead, plus 5%.

(d)	License Agreement and Amendments

(i)	Second Amendment to the License Agreement dated January 17, 2011

Paladin will receive 2% of the commercial milestone payments, development payments, royalties, net profit splits and other consideration received by the Company for commercialization of voclosporin in the fields of transplant and autoimmune indications, whereas previously under the original License Agreement with Paladin, the Company was to pay Paladin royalties of 12% on its future revenue in the Isotechnika territories which included the United States, Europe, and Asia.

The License Agreement was also amended to grant Pharma a non-exclusive royalty-bearing irrevocable license in Canada, (including the right to grant sublicenses in Canada) to continue to develop voclosporin.

(ii)	Amendment to the License Agreement effective date of December 31, 2009

License Agreement amendment to delete Diatest patents from Pharma license as a result of the Sale of the Isodiagnostika royalty stream to Paladin.

(iii)	License Agreement dated June 19, 2009

The License Agreement granted to Pharma a perpetual exclusive royalty-bearing license to develop, market and distribute voclosporin in the Pharma Territories, except for those rights previously licensed out to Lux and Atrium pursuant to the Lux Agreement and the Atrium Agreement. In consideration of the license, Pharma will pay Paladin 12% of the gross sales or licensing revenues received by the Company with respect to voclosporin.

(e)	Assignment, Assumption and Indemnity Agreement and Amendment

(i)	Amendment to Assignment, Assumption and Indemnity Agreement dated January 17, 2011

The Assignment Agreement was amended such that Paladin no longer has the right of first negotiation to license the right to sell any products or applications derived from or relating to NICAMs from the Company in the Paladin Territories.

(ii)	Assignment, Assumption and Indemnity Agreement dated June 19, 2009

Pursuant to the Assignment Agreement: (i) Paladin transferred to Pharma all intellectual property rights relating to NICAMs, all contracts of Isotechnika (excluding the Lux Agreement, the Atrium Agreement, the Lonza Agreements and contracts with employees not being transferred to Pharma), all employees of Isotechnika and its subsidiaries (excluding 6-8 employees), all Employee Benefit Plans, the name “Isotechnika” and all related trademarks, certain regulatory approvals, certain net working capital assets of Isotechnika and the Lease; (ii) Pharma assumed all liabilities of Isotechnika except for the long term debt and accounts payable that could be paid with cash in Isotechnika and Isodiagnostika immediately prior to the effective date of the Plan of Arrangement; (iii) Paladin leased all furniture, equipment, fixtures, leaseholds and other moveable property owned by Isotechnika to the Company for a term of seven (7) years; and (iv) Paladin received a right of first negotiation to license the right to sell any products or applications derived from or relating to NICAMs from the Company in the Paladin Territories.

5.	3SBio Development, Distribution and License Agreement with an effective date of August 23, 2010

See section entitled Three Year History beginning on page 9 of this AIF.

6.	Lux Distribution and License Agreement with an effective date of May 24, 2006

See section entitled Three Year History beginning on page 9 of this AIF.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including Directors’ and Officers’ compensation, principal holders of the Company’s common shares and securities authorized for issuance under equity compensation plans is contained in the Company’s Information Circular for its most recent annual and special meetings of the shareholders that involved the election of Directors. The Company’s financial information is also provided in the Management Discussion and Analysis and comparative consolidated financial statements for the financial year ended December 31, 2012.

Additional information regarding the Company is available on the SEDAR website located at www.sedar.com, the Company’s corporate website located at www.isotechnika.com or upon request addressed to Dennis Bourgeault, Corporate Secretary, at 5120-75 Street, Edmonton, Alberta, Canada T6E 6W2. Except when the Company’s securities are in the process of distribution pursuant to a prospectus, the Company may charge reasonable fees if the request is from a person who does not hold any of the Company’s securities.

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

1.	The Audit Committee’s Charter

The Company’s Audit Committee Charter is available in the governance section of the Company’s website at www.isotechnika.com and is attached as Schedule 1A to this AIF.

2.	Composition of the Audit Committee

Name	Independent	Financially Literate
Mr. Prakash Gowd (Chair)	Yes	Yes
Dr. Peter Wijngaard	Yes	Yes
Mr. Donald W. Wyatt	Yes	Yes

3.	Relevant Education and Experience

Prakash Gowd, B.Sc Pharm, MBA

Prakash Gowd has extensive experience in the healthcare and investment fields attained over the last twenty years. He is currently CEO of InDanio Bioscience, a drug discovery and development company with a novel screening platform focused on molecules that target nuclear receptors. He is also President of Gowdra Capital, a life sciences management consulting and investment analysis firm. Mr. Gowd spent eight years as a respected Healthcare Equity Research Analyst with an exemplary track record at National Bank Financial and Canaccord Capital. As an investment professional, he conducted comprehensive company and industry analysis in the biotech, drug development, medical device, and pharmaceutical sectors, then communicated investment recommendations to institutional and retail clients in North America and Europe, and assisted in financing numerous life sciences companies. His experience in the capital markets is balanced by a strong foundation in the pharmaceutical industry, where Mr. Gowd specialized at GSK in market research, marketing and new product development. His consulting work has helped pharma and health sciences companies design, execute and evaluate their drug development and marketing initiatives. Prakash Gowd holds an MBA from McGill University, and a Pharmacy degree from the University of British Columbia.

Peter Wijngaard, Ph.D.

Dr. Peter Wijngaard is the Vice President, Innovation Leader Research & Development for The Medicines Company (Schweiz) GmbH. Prior to this he served as the Senior Director Medical Affairs at ViroPharma Incorporated, and as the Global Alliance Director, Life Cycle Leader in Transplantation, International Medical Manager in Transplantation, and Country Medical Manager Transplantation at Hoffmann-La Roche. He brings extensive experience in the areas of Global Project Leadership, Business Development, Medical Affairs, and Pharmaceutical Marketing. Dr. Wijngaard has a B.Sc. in Clinical Chemistry, and his Ph.D. in Transplantation Immunology from Utrecht University examining the immunological aspects of human heart transplantation. He conducted his Postdoctoral Fellowships at Pharmacia Diagnostics, Inselspital Bern, and Sandoz. He has published extensively in the area of transplant immunology and immunosuppression, with emphasis on the use of mycophenolate mofetil (CellCept ®). From 2005 to 2008, Dr. Wijngaard was a member of the Board of Trustees of the Roche Organ Transplant Research Foundation, which supports important and innovative clinically oriented research projects in organ transplantation. During his tenure, the Foundation managed a total of 67.5 million Swiss Francs donated by F. Hoffmann-La Roche Ltd.

Donald W. Wyatt, B.S., J.D.

Donald Wyatt has over 20 years of experience in the pharmaceutical industry, including research and legal representation. He has worked in research in large pharmaceutical companies, as an attorney in a law firm, and as in-house patent and general legal counsel. Mr. Wyatt is founder of The Wyatt Group, a consulting firm serving companies worldwide in strategic transactions, relationships and intellectual property strategies.

External Auditor Service Fees (By Category)

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company and its subsidiaries for the years ended December 31, 2012 and 2011, respectively are as follows:

Fiscal year ended	2012	2011
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$24,893	$73,498
Audit related fees, including review of the Company’s quarterly financial Statements(2)	$15,645	$79,275
Tax fees (tax compliance, tax advice and planning)(3)	$5,145	$8,158
All other fees	$1,260	—

Total fees	$46,943	$160,931

(1)	Audit Fees

These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements.

(2)	Audit-related fees

These fees relate to consulting on financial accounting and reporting standards and issues and performing review engagement services on the Company’s quarterly financial statements.

(3)	Tax fees

These fees include professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

ISOTECHNIKA PHARMA INC.

AUDIT COMMITTEE CHARTER

The term “Company” refers to Isotechnika Pharma Inc., the term “Board” refers to the board of directors of the Company.

PURPOSE

The Audit Committee (the “Committee”) is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting including responsibility to:

•	oversee the integrity of the Company’s consolidated financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

•	oversee the qualifications and independence of the Company’s external auditors;

•	oversee the work of the Company’s financial management and external auditors in these areas; and

•	provide an open avenue of communication between the external auditors, and the Board and the officers (collectively, “Management”) of the Company.

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Board, the Committee will have the following composition and procedures:

1.	Composition

The Committee shall consist of no fewer than three (3) members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries, and each member of the Committee shall be an “independent director” (in accordance with the definition of “independent director” established from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Company’s shares are listed for trading).

2.	Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by election from among its members. The Board shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office.

Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of shareholders after his or her election or until his or her successor shall be duly elected and qualified.

3.	Financial literacy

All members of the Committee must be “financially literate” (as that term is interpreted by the Board in its reasonable judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Company’s shares are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

4.	Separate Executive Meetings

The Committee will endeavour to meet at least once every quarter, if required, and more often as warranted, with the Chief Financial Officer and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5.	Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Company’s expense.

6.	Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Chief Financial Officer, the Company, senior management and the external auditors, as to any information, technology, internal audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.

7.	Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Board. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Company.

8.	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

9.	Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee will:

I.	In Respect of the Company’s External Auditors

(a)	review the performance of the external auditors of the Company who are accountable to the Committee and the Board as the representatives of the shareholders of the Company, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Company to be proposed in the Company’s proxy circular for shareholder approval and shall have authority to terminate the external auditors;

(b)	review the reasons for any proposed change in the external auditors of the Company which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed replacement auditors before making its recommendation to the Board;

(c)	approve the terms of engagement and the compensation to be paid by the Company to the Company’s external auditors;

(d)	review the independence of the Company’s external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e)	approve in advance all permitted non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates, subject to any de minimus exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Company’s external auditors;

(g)	approve any hiring by the Company or its subsidiaries of employees or former employees of the Company’s external auditors;

(h)	review a written or oral report describing:

(i)	critical accounting policies and practices to be used in the Company’s annual audit,

(ii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management and that are significant to the Company’s consolidated financial statements, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(iii)	other material written communication between the Company’s external auditors and Management, such as any management letter or schedule of unadjusted differences;

(i)	review with the external auditors and Management the general audit approach and scope of proposed audits of the consolidated financial statements of the Company, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(j)	if a review engagement report is requested of the external auditors, review such report before the release of the Company’s interim consolidated financial statements;

(k)	discuss with the external auditors any difficulties or disputes that arose with Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of Management’s responses in correcting audit-related deficiencies;

II.	In Respect of the Company’s Financial Disclosure

(a)	review with the external auditors and Management:

(i)	the Company’s audited consolidated financial statements and the notes and Managements’ Discussion and Analysis relating to such consolidated financial statements, the annual report, the annual information form, the financial information of the Company contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Company, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, President and Chief Executive Officer, and Chief Financial Officer of the Company and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(ii)	the Company’s interim consolidated financial statements and the notes and Managements’ Discussion and Analysis relating to such consolidated financial statements, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, President and Chief Executive Officer, and Chief Financial Officer of the Company and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(iii)	the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv)	all significant financial reporting issues and judgments made in connection with the preparation of the Company’s consolidated financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the consolidated financial statements and any “second opinions” sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v)	the effect of regulatory and accounting initiatives on the Company’s consolidated financial statements and other financial disclosures;

(vi)	any reserves, accruals, provisions or estimates that may have a significant effect upon the consolidated financial statements of the Company;

(vii)	the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

(viii)	any legal matter, claim or contingency that could have a significant impact on the consolidated financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s consolidated financial statements;

(ix)	review the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Company’s operations;

(x)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

(b)	review and resolve disagreements between Management and the Company’s external auditors regarding financial reporting or the application of any accounting principles or practices;

(c)	review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance;

(d)	establish and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received;

(e)	receive from the Chief Executive Officer and the Chief Financial Officer of the Company a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws; and

(f)	review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III.	In Respect of Insurance

(a)	review periodically insurance programs relating to the Company and its investments;

IV.	In Respect of Internal Controls

(a)	review the adequacy and effectiveness of the Company’s internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls;

(b)	oversee compliance with internal controls and the Code of Business Conduct;

V.	In respect of Other Items

(a)	on an annual basis review and assess Audit Committee member attendance and performance and report thereon to the Board and review this Charter and, if required implement amendments to this Charter;

(b)	on a quarterly basis review compliance with the Disclosure Policy of the Company; and

(c)	on a quarterly basis review any related-party transactions.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s consolidated financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the Company’s external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual’s education and experience which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

SCHEDULE 2 – GLOSSARY OF TERMS AND DEFINITIONS

“3SBio” means 3SBio, Inc.;

“AIF” means the Annual Information Form of the Company dated April 3, 2013 for the fiscal year ended December 31, 2012;

“API” means active pharmaceutical ingredient;

“Atrium” means Atrium Medical Corporation;

“Autoimmune disease” means a disease in which the body’s immune system attacks the body;

“Board of Directors”, means the Board of Directors of the Company;

“BPAR” means biopsy proven acute rejection;

“Calcineurin” means a specific enzyme (phosphatase enzyme) that can have its activity inhibited by immunosuppressive (anti-organ rejection) drugs including, for example, cyclosporine;

“Company” means Isotechnika Pharma Inc. and (unless the context specifies or implies otherwise) its subsidiaries;

“CNI” means calcineurin inhibitors, the cornerstone of therapy for the prevention of organ transplant rejection;

“CRL” means Complete Response Letter;

“CRO” means Contract Research Organization;

“CTA” means Clinical Trial Application;

“Cyclosporine” means a drug that suppresses the immune system and is used to prevent rejection following organ transplantation;

“DDLA” means the Development, Distribution and License Agreement between the Company and ILJIN effective January 28, 2011;

“Diatest patents” means all patents and patent applications filed worldwide under the title “13C Glucose Breath Test for the Diagnosis of Diabetic Indications and Monitoring Glycemic Control”;

“EMA” means the European Medicines Agency;

“FDA” means the Food and Drug Administration of the United States Government;

“Helikit Product” means the 13C breath test that is used for the detection of H. pylori sold under the trade-mark HELIKIT formerly by the Company and presently by Paladin;

“ILJIN” means ILJIN Life Science Co., Ltd.;

“ILJIN Territories” means the United States and other regions of the world excluding Europe, Canada, South Africa, Israel, The People’s Republic of China, Taiwan and Hong Kong;

“Immunosuppressive” means drugs that down regulate (suppress) the immune system;

“IND” means investigational new drug;

“IRB” means Institutional Review Board;

“Isodiagnostika” means the 100% owned subsidiary of Isotechnika Inc., which comprised the diagnostic segment, including the Helikit product;

“Isotechnika” means Isotechnika Inc. prior to June 18, 2009 and Isotechnika Pharma Inc. after June 18, 2009;

“JSC” means Joint Steering Committee;

“Lonza” means Lonza Ltd.;

“Lux” means Lux BioSciences, Inc.;

“MAA” means Marketing Authorization Application;

“NDA” means New Drug Application made to a regulatory agency;

“NDS” means New Drug Submission made to a regulatory agency;

“NICAM” means a portfolio of non-immunosuppressive cyclosporine analogue molecules with cyclophilin binding properties;

“NOC” means Notice of Compliance;

“NODAT” means new onset diabetes after transplant;

“Paladin” means Paladin Labs Inc.;

“Paladin Territories” means Canada, Israel, Central and South America, South Africa and Mexico prior to January 28, 2011; and Canada, Israel and South Africa after January 28, 2011;

“Pharmacokinetics” means the processes of drug absorption, distribution, metabolism and excretion in a living system (e.g., in humans);

“Pharma Territories” means the rest of the world, including United States, Europe, Japan and Asia, but excluding the Paladin Territories;

“Plan of Arrangement” means the Plan of Arrangement completed with Paladin on June 18, 2009;

“REB” means Research Ethics Board;

“SA” means Scientific Advice from the European Medicines Agency;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SPA” means Special Protocol Assessment;

“TDM” means therapeutic drug monitoring;

“TSX” means the Toronto Stock Exchange;

“TPD” means Therapeutic Products Directorate, a Canadian Government Agency that is responsible for the regulation and approval of the sale of drugs and diagnostics in Canada;

“Vifor” means Vifor (International) AG;

“Vifor License” means Vifor’s exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications;

“Vifor Territory” means the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong.